P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-7310
lex_smith@vanguard.com

April 20, 2015

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Index Funds (the “Trust”);
File No. 2-56846
Post-Effective Amendment No. 141 – Vanguard Total Stock Market Index Fund (the
“Fund”)

Dear Mr. Parachkevov,

This letter responds to your comments provided on April 14, 2015, on the above referenced post-effective amendment.

Comment 1:	Prospectus - Fund Summary – Fees and Expenses
Comment:	Please include the Fund’s complete fee table in your response letter.

Response:	Please see the fee table below.

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
		Institutional Shares	Institutional Plus Shares
	Management Fees	0.02%	0.00%
	12b-1 Distribution Fee	None	None
	Other Expenses	0.02%	0.02%
	Total Annual Fund Operating Expenses	0.04%	0.02%

Comment 2:	Prospectus - Fund Summary – Tax Information
Comment:	Please clarify that withdrawals from tax-deferred retirement accounts may be subject to taxes.

Response:	We have considered the comment and do not plan to modify the disclosure. We believe the current disclosure appropriately conforms to the requirements of Item 7 of Form N-
1A.

Asen Parachkevov, Esq.
April 20, 2015

Comment 3: Tandy Requirements
As required by the SEC, the Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-7310 with any questions or comments regarding the above response. Thank you.

Sincerely,

/s/ Alexander F. Smith

Alexander F. Smith
Associate Counsel
The Vanguard Group, Inc.